EXHIBIT 99.1

Westport Fuel Systems to Announce Third Quarter Results on Thursday, November 7, 2019

VANCOUVER, British Columbia, Oct. 24, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) announced today that it will disclose its financial results for the third quarter ended September 30, 2019 on Thursday, November 7, 2019 after market close. To coincide with the disclosure, Westport Fuel Systems has also scheduled a conference call for Thursday, November 7, 2019 at 5:30 pm Eastern Time.

Live Conference Call & Webcast

The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-855-327-6838 (Canada & USA toll-free) or 1-604-235-2082. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at http://wfsinc.com/investors/financial-information.

Replay Conference Call & Webcast

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 3774. The replay will be available until November 14, 2019. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands.  At Westport Fuel Systems, we think ahead.  For more information, visit www.wfsinc.com.

Investor Inquiries

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com